Exhibit 99.2

________________________________________________________________________

Petroleum and Natural Gas Engineering Consultants

P.O. BOX 631967

TELEPHONE:     (303) 770 3111

Littleton, CO 80163

FAX NO.:

(303) 721 6782

8268 S. Jasmine CT.

Centennial, Colorado 80112

Allied Resources, Inc.

1403 East 900 South

Salt Lake City, Utah 84105

Attention: Mr. Ruairidh Campbell

4/6/2016

Dear Mr. Campbell:

As requested, estimate of the extent and value of the proved reserves of crude oil, natural gas, and natural gas liquids for certain leasehold interests of Allied Resources, Inc. (“Allied”) has been prepared as of December 31, 2015.  The properties evaluated in this report are located in Ritchie and

Calhoun Counties, West Virginia; Edwards, Jackson and Goliad Counties, Texas.

The reserve estimates are based on review and evaluation of the geological and engineering data provided by Allied.  Oil and gas properties located in the general area have been examined prior to this study.  Property interests owned, production data, current costs of operation and development,

and other miscellaneous data were furnished by Allied, and are accepted as factual without independent verification of such facts.  A field examination of the operations and physical condition of the properties has not been made.

This engineering study is limited to the availability and accuracy of the engineering and geological data.  Assumptions made and calculations used to generate cash flow projections are based on engineering techniques such as decline curve analysis and volumetric calculations, commonly accepted by the industry.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and therefore our conclusions represent only our best-

informed professional judgments.

The proved crude oil, natural gas, and natural gas liquid reserves included in this report are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions, and assuming continuation of the current regulatory practices, and using conventional production methods and equipment.  Estimates of proved reserves, future net revenue,

and present value of future net revenue included in this evaluation are intended to be submitted by

Allied as part of Allied’s annual report, filed on Form 10-K.  Copies may also be submitted to institutions and investors interested in the value of Allied’s reserves.

Exhibit 99.2

Allied Resources, Inc.

4/6/2016

Definitions of proved reserves used in this evaluation are those set forth in Rule 4-10(a) of

Regulation S-X, as adopted by the Securities and Exchange Commission:

“Proved oil and gas reserves”.    Proved oil and gas reserves are those quantities of  crude oil,

natural gas, and natural gas liquids which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

“Proved developed oil and gas reserves”.    Proved developed oil and gas reserves are reserves that

can be expected to be recovered through existing wells with existing equipment and operating methods.  In projects that extract oil and gas in other ways, can be expected to be recovered through extraction technology installed and operational at the time of the reserves estimate.

“Proved Undeveloped oil and gas”.   Reserves in undeveloped locations may be classified as

proved provided that (a) the locations that can be judged with reasonable certainty to be commercially productive, (b) interpretations of available geoscience and engineering data indicate with reasonable certainty that the objective formation is laterally continuous with drilled proved locations.

“Probable Reserves”. Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-

surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area, (3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment,

change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in unproved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.

Exhibit 99.2

Allied Resources, Inc.

4/6/2016

“Possible Reserves”.  Possible reserves are those unproved reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. In general,

possible reserves may include (1) reserves which, based on geological interpretations, could possibly exist beyond areas classified as probable, (2) reserves in formations that appear to be petroleum bearing based on log and core analysis but may not be productive at commercial rates, (3)

incremental reserves attributed to infill drilling that are subject to technical uncertainty, (4) reserves attributed to improved recovery methods when (a) a project or pilot is planned but not in operation ,

fluid, and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial, and (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and geological interpretation indicates the subject area is structurally lower than the proved area.

Summary of Estimated Oil and Gas Reserves as of Fiscal-Year End Based on Average

Fiscal-Year 2015 Prices

Oil (bbls)

Gas (mcf)

RESERVE CATEGORY

Proved Developed/Producing

8,025

175,533

Probable Reserves

17,342

1,036,780

Total Proved & Probable Reserves

25,367

1,210,313

* Small rounding error may occur

Natural gas volumes are expressed at standard conditions of temperature and pressure applicable in the area where the reserves are located.  Condensate reserves estimated are those obtained from normal separator recovery.  Crude oil and natural gas liquids are stated as standard barrels of 42 U.S.

gallons per barrel.

Value of net proved reserves is expressed in terms of estimated future net revenue and present value of future net revenue.  Future net revenue is calculated by deducting estimated operating expenses,

future development costs, and severance from the future gross revenue.  Present value of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization.

Present value, as expressed herein, should not be construed as fair market value, since no consideration has been given to many factors, which influence the prices at which, petroleum products are traded, such as taxes on operating profits, allowance for the return on the investment,

and normal risks incident to oil business.

Exhibit 99.2

Allied Resources, Inc.

4/6/2016

Estimated future net revenue and net present value of Allied’s revenues from estimated production of reserves are presented below:

Summary of Estimated Future Net Revenue and Net Present Value of Allied’s Revenues from

Estimated Production of Reserves as of Dec 31, 2015

10% Disc. Future Net Revenue

Future Net Revenue ($)

($)

RESERVE CATEGORY

Proved Developed/Producing

263,829

176,207

Probable Reserves

2,358,781

1,004,745

Total Proved & Probable Reserves

2,622,610

1,180,952

* Small rounding error mayoccur

In generating cash flow projections 12-month average oil and gas prices were used as initial prices and held constant over the life of the remaining reserves with no future price escalation due to inflation.  Similarly, 12-month average monthly operating costs were also held constant during the lives of the properties.

Gas prices varied from $1.00 per mcf to $5.00 per mcf and oil prices varied from $34.6 per bbl. to

$68.00 per bbl. in West Virginia during 2015.  Gas prices varied from $1.78 per mcf to $3.34 and oil prices varied from $29.39 to $41.34 per bbl. in Texas.  Averages of 12-month gas and oil prices for each lease were held constant over the life of the remaining reserves and no adjustment for the BTU content was made in cash flow projections.

In 2015 oil and gas prices decreased drastically.  Despite a steep decline in prices, operating expenses remained unchanged, which resulted in lower revenues due to shorter economic lives of the marginal wells.

Probable and Possible Reserves:

Allied’s leases in West Virginia, particularly in Ritchie County, cover parts of mostly untapped

Marcellus shale and Utica shale.  Open-hole well logs indicate the presence of potentially productive

Marcellus shale at a depth of 6,000 feet varying in thickness from 50 to 60 ft.  Allied has been approached by one of the active operators in the area to conduct an exploration and development program.  Based on the prospective terms of an agreement between Allied and the operator, and the data available from Marcellus shale oil and gas production from the Ritchie County, West Virginia,

Probable Reserves resulting from a four well drilling program have been included in this report.  Two wells are assumed to be drilled in 2017 and two wells are assumed to be drilled in 2018.  Cash flow projections were generated based on Allied receiving a 2.8% royalty interest, average oil and gas prices and the anticipated performance of an average Marcellus well in the Ritchie County.

Sure Engineering anticipates plugging costs of approximately $5,000 per well for West Virginia properties and $15,000 per well for the Texas wells based on depth, completion method, and location of the wells.  Plugging costs and salvage value of the equipment have not been considered in cash flow calculations presented in this report.

Exhibit 99.2

Allied Resources, Inc

4/6/2016

The estimates of reserves, future net revenue, and net present value are determined according to our understanding of applicable regulations of the Securities and Exchange Commission.  These

estimates have not been filed with any other federal authority or agency.

Sure Engineering, LLC, and its principals are unrelated to Allied, its officers, shareholders, and properties evaluated in this report.  We do not own a direct or indirect financial interest in Allied or its properties.

Submitted,

Sure Engineering, LLC

BY: I. Nafi Onat, Ph.D., Petroleum Engineer

By: H. I. Bilgesu, Ph.D., PE, Petroleum Engineer

TITLE: President

TITLE: Consulting Engineer

Date: April 6, 2016

Date: April 6, 2016

Colorado Certificate # 35436